CANOO INC.
19951 Mariner Avenue
Torrance, California 90503

January 21, 2021

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Canoo Inc. Registration Statement on Form S-1 File No. 333-252082

Ladies and Gentlemen:

Canoo Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 25, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp and Kristin VanderPas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Kristin VanderPas at (415) 693-2097.

[Signature Page Follows]

Very truly yours,

CANOO INC.

By:	/s/ Andrew Wolstan
Name:	Andrew Wolstan
Title:	General Counsel, Secretary, In Charge of Legal & Government Affairs

cc:	David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP